Eos Energy Enterprises, Inc. 3920 Park Avenue Edison, NJ 08820 April 22, 2026 VIA EDGAR United States Securities and Exchange Commission Office of Manufacturing Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Re: Eos Energy Enterprises, Inc. Form 10-K for the Year Ended December 31, 2025 File No. 001-39291 Dear Ms. Erlanger and Mr. Woody: On behalf of Eos Energy Enterprises, Inc. (“Eos” or the “Company”), set forth below is a response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 9, 2026 (the “Comment Letter”), relating to the Form 10-K (File No. 001-39291) filed by the Company on February 26, 2026 (the “Form 10-K”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Form 10-K. Unless otherwise indicated, all dollar amounts are presented in thousands. Form 10-K for the Year Ended December 31, 2025 Notes to the Financial Statements Note 13. Borrowings, page 84 1. We note your disclosure on page 74 that in November 2025, the Company settled $200,000 aggregate principal amount of the $250,000 outstanding May 2025 Convertible Notes for $564,648 and that the settlement was accounted for as an induced conversion in accordance with ASC 470-20 Debt with Conversion and Other Options. We also note that the induced conversion resulted in the recognition of an inducement expense of $63,471. Please explain to us how you calculated or determined the amount of the inducement expense and amount recognized as a reduction to additional paid-in capital, and explain to us your basis for that accounting. Also, in accordance with the guidance in ASC 470-20-50-1E, please tell us and revise to disclose in future filings, any changes to conversion or exercise prices that occurred during the year. Background As disclosed in the Company’s Annual Report on Form 10-K, during the fourth quarter of 2025 the Company completed an offering of convertible senior notes due 2031 (the “November 2025 Convertible Notes,” the “Concurrent Offering”). In connection with the Concurrent Offering, the Company entered into share purchase agreements and note repurchase agreements (the “Share Purchase Agreements” and the “Note Repurchase Agreements”) with certain holders of its outstanding 6.75% Convertible Senior Notes due 2030 (the “May 2025 Convertible Notes”).

Under the Share Purchase Agreements, such holders agreed to purchase, and the Company agreed to issue and sell approximately 35.9 million shares of the Company’s common stock at a purchase price of $12.78 per share, pursuant to a registered direct offering. The number of shares purchased by each holder was allocated on a pro rata basis according to the holder’s outstanding principal amount of May 2025 Convertible Notes. Under the Note Repurchase Agreements, the Company agreed to repurchase, and such holders agreed to sell, an aggregate principal amount of $200,000 of the May 2025 Convertible Notes for total consideration of approximately $564,648, which was based on the then‑current market value of the May 2025 Convertible Notes plus accrued and unpaid interest. Unit of Account Considerations The Share Purchase Agreements and Note Repurchase Agreements were executed and became legally binding on November 19, 2025. The Share Purchase Agreements were expressly conditioned upon the consummation of the Concurrent Offering, and the Note Repurchase Agreements could be terminated only upon (i) mutual consent of the parties or (ii) by either party if (a) the closing of the transaction contemplated therein was not consummated by November 28, 2025 or (b) any governmental authority of competent jurisdiction shall have issued or entered any governmental order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated therein. The Share Purchase Agreements, the Note Repurchase Agreements, and the Concurrent Offering closed substantially on November 24, 2025. The Company issued 35.9 million shares of common stock for cash proceeds pursuant to the Share Purchase Agreements. The Company repurchased May 2025 Convertible Notes for $564,648 pursuant to the Note Repurchase Agreements. Although the Share Purchase Agreements and the Note Repurchase Agreements were separate, legally distinct transactions, the net economic effect of the transactions was the repurchase of $200,000 aggregate principal amount of the May 2025 Convertible Notes for a net cash outflow of $106,413 and issuance of approximately 35.9 million shares of the Company’s common stock. Based on the foregoing, the Company evaluated the equity issuance and the repurchase of the May 2025 Convertible Notes together as a single transaction for accounting purposes. The Company took into consideration that all of the holders of the May 2025 Convertible Notes that were parties to the Share Purchase Agreements and Note Repurchase Agreements also participated in the Concurrent Offering. However, the Concurrent Offering was a broader market transaction, participation by holders of the May 2025 Convertible Notes was not required, and all November 2025 Convertible Notes were issued on equivalent terms and pricing. Accordingly, the issuance of the November 2025 Convertible Notes was accounted for separately as a new debt issuance, and such participation does not affect the accounting treatment of the Share Purchase and Note Repurchase transactions. Applicable GAAP The guidance in ASC 470-50-15-3(a) and ASC 470-20-40-18 indicates that the transaction should be evaluated under the guidance for induced conversions in ASC 470‑20 prior to considering the guidance on debt modifications or extinguishments in ASC 470‑50. As explained below, ASC 470-20-40-14 further clarifies that the legal form of a transaction involving the settlement of convertible debt does not preclude an entity from evaluating the derecognition guidance in ASC 470-20-40. Basis for Induced Conversion Accounting under 470-20 The Company concluded that the transaction satisfies all three criteria in ASC 470‑20‑40‑13 and, accordingly, is required to be accounted for as an induced conversion. The Company’s evaluation of each criterion is outlined below. We adopted ASU 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”) as of December 31, 2025. Accordingly, the Company’s evaluation is based on the amended guidance in ASC 470-20, as updated by ASU 2024-04, as well as the related views expressed in the FASB’s Basis for Conclusions. Criterion #1: 470-10-40-13(a) - Limited-time Offer. The Company privately and directly solicited the Share Purchase Agreements and Note Repurchase Agreements with certain holders of its outstanding May 2025 Convertible Notes in contemplation of the Concurrent Offering. The transactions were structured to occur concurrently with the issuance of the November 2025 Convertible Notes, and, as a result, the noteholders were provided a limited window of time, within which to accept the offer. ASC 470-20-40-14 indicates that to be considered a conversion within the scope of ASC 470-20-40, a conversion need not “involve legal exercise of the contractual conversion privileges included in terms of the debt”. Therefore, the fact that May 2025 Convertible Notes were repurchased in accordance with the Note Repurchase Agreements does not preclude the transaction from being considered an induced conversion. Accordingly, the criterion in ASC 470-20-40-13(a) is met. Criterion #2: 470-10-40-13(b) - Form and Amount of Consideration is Preserved. ASC 470-20-40-13(b) requires that an induced conversion includes the issuance of all of the consideration issuable under the existing conversion privileges, preserving both the form and the amount of consideration. Existing Conversion Privileges Under the existing conversion privileges of the May 2025 Convertible Notes, conversions are settled at the Company’s election in (i) a fixed number of shares, (ii) an equivalent amount of cash, or (iii) any combination thereof. Accrued and unpaid interest would have been forfeited upon conversion. Because both cash and shares were transferred to the noteholders under the inducement offer, the Company evaluated the form and amount of consideration issuable under the existing conversion privileges assuming combination settlement. Under combination settlement, the monetary value of the consideration issuable is based on the conversion rate then in effect and the volume-weighted average price (“VWAP”) of the Company’s common stock during a 40-day observation period following exercise of the conversion option. The cash-settled portion represents a fixed monetary amount specified by the Company prior to the beginning of the observation period, and the number of shares issued is calculated as the excess of the conversion value over the fixed cash amount divided by the applicable VWAP. For purposes of assessing Criterion #2, ASC 470-20-40-13A indicates that the total consideration issuable under the existing conversion privileges is measured based on the fair value of the Company’s common stock as of the date the inducement offer is accepted, rather than based on the VWAP during a hypothetical observation period. Accordingly, the consideration issuable under the existing conversion privileges was measured as of November 19, 2025, the date on which the Share Purchase Agreements and Note Repurchase Agreements became legally binding. Under combination settlement, if the Company had elected a cash amount of $215 per $1,000 of principal, the noteholders would have been entitled to conversion consideration with a fair value of $501,176, consisting of $43,000 in cash and 35.9 million shares of common stock. Inducement Offer Consideration

In evaluating the consideration transferred under the inducement offer, the Company considered all of the consideration issued pursuant to the Share Purchase Agreements and the Note Repurchase Agreements. The fair value of the consideration transferred under the inducement offer was $564,648, which was calculated as follows: Description Amount Shares Issued in Equity Offering 35,855,647 EOSE closing share price on November 19, 2025 $ 12.78 Fair value of shares issued (1) $ 458,235 Cash proceeds from Equity Offering (458,235) Repurchase of May 2025 Convertible Notes: Market value of Notes 558,235 Accrued interest 6,413 Repurchase Price of Notes 564,648 Net cash paid (received) (2) 106,413 Fair value of total conversion consideration (1+2) $ 564,648 The noteholders would have been entitled upon conversion to consideration with a fair value of $501,177, consisting of approximately $43,000 in cash and 35.9 million shares of common stock. Therefore, the noteholders received consideration equal to or greater than both the cash and share components they would have been entitled to under the existing conversion privileges, satisfying the 'form and amount' criteria. The Company further considered the guidance in ASC 470-20-40-13A, which states the following: “changes that result in the amount of cash (or other assets) and number of shares being indexed to something other than the future price of the issuer’s shares…shall be considered a change in the form of settlement.” The Company considered this guidance because the consideration transferred under the inducement offer compensated the noteholders for the fair value of the entire instrument, including the debt host, embedded conversion option, and accrued but unpaid interest, which could be viewed as economically different from the consideration issuable under the existing conversion privileges. However, the Company concluded that the inducement does not involve a change in the form of settlement as contemplated by ASC 470-20-40-13A because the incremental value represents additional consideration paid to induce prompt conversion. While not authoritative, the Basis for Conclusions in ASU 2024-04 (paragraph BC42) is referenced as it reflects the FASB’s view that the form and amount of additional consideration provided in an inducement offer do not, by themselves, affect the assessment of whether the form and amount of consideration issuable under the existing conversion privileges have been preserved. Accordingly, the criterion in ASC 470-20-40-13(b) is met. Criterion #3: 470-10-40-13(c) - Substantive Conversion Option ASC 470-20-40-13(c) requires that the conversion option is considered substantive at the time of issuance and at the date the induced conversion offer is accepted. The conversion option embedded in the May 2025 Convertible Notes was clearly substantive at issuance.

The conversion rate of 196.0784 shares per $1,000 of principal reflects a conversion price of approximately $5.10 per share, which represented a 30% premium to the Company’s common stock price at issuance in June 2025. The conversion price made it reasonably possible at issuance that the notes would be settled through conversion. At the date the inducement offer was accepted, November 19, 2025, the conversion option was deeply in-the-money, as the closing price of the Company’s common stock ($12.78) significantly exceeded the conversion price. Accordingly, the conversion option remained substantive at the time of the induced conversion offer. Based on the foregoing, the criterion in ASC 470-20-40-13(c) is met. Recognition and Measurement of Inducement Expense Because the transaction satisfies all criteria for induced conversion accounting under ASC 470-20-40-13, the Company recognized inducement expense in accordance with ASC 470-20-40-16. Accordingly, the Company recognized inducement expense of $63,471, which was recorded in the Consolidated Statements of Operations and Comprehensive Loss and calculated as follows: Description Amount Fair value of conversion consideration in the inducement offer $ 564,648 Fair value of conversion consideration issuable under the existing terms 501,177 Inducement expense $ 63,471 Amounts Recorded to Additional Paid-in Capital In response to the Staff’s comment, the induced conversion resulted in a net increase of $132,349 to additional paid-in capital. The underlying transactions and accounting entries are explained below, along with a reconciliation to the amounts reported in the Consolidated Statements of Shareholders’ Deficit. November 19, 2025 – Acceptance of the inducement offer Upon acceptance of the inducement offer, the Company became obligated to transfer cash under the Note Repurchase Agreement, and therefore, the embedded conversion feature in the May 2025 Convertible Notes ceased to qualify for the “own stock” scope exception under ASC 815-40. As a result, a non-option embedded derivative with a fair value of zero was bifurcated from the May 2025 Convertible Notes. November 24, 2025 – Consummation of the transactions Upon consummation of the transactions, the following accounting effects were recognized: • The bifurcated derivative was remeasured at fair value, resulting in a gain of $23,132 (see Note 13, Borrowings, page 94), which was recorded in Change in fair value of derivatives in the Consolidated Statements of Operations and Comprehensive Loss. The derivative asset was immediately derecognized, with its carrying amount recorded as a reduction to additional paid-in capital, in accordance with ASC 815-15-40-1 and 40-2. • The Company issued 35.9 million shares of common stock for cash proceeds of $458,235 pursuant to the Share Purchase Agreements. The Company repurchased $200 million aggregate principal amount of the May 2025 Convertible Notes for total consideration of approximately $564,648 pursuant to the Note

Repurchase Agreements. The net effect of these transactions was a net cash outflow of $106,413, with accrued interest of $6,413 derecognized against the cash payment.

- Inducement expense of $63,471 was recognized in earnings. The residual portion of the cash payment, after deducting the inducement expense and accrued interest, was recorded as a reduction to additional paid-in capital in accordance with ASC 470-20-40-17, which states that no gain or loss is recognized with respect to the shares or other consideration issuable pursuant to the existing conversion privileges in an induced conversion.
- The May 2025 Convertible Notes were derecognized upon conversion, and the carrying amount of $192,010 associated with the converted notes was recorded as an increase to additional paid-in capital, also in accordance with ASC 470-20-40-17.

The following table reconciles the underlying transactions described above to the Repurchase of May 2025 Convertible Notes of $325,886 reported in the Consolidated Statements of Shareholders' Deficit and the November 2025 Registered Direct Offering of $458,235 disclosed at Note 20.

Transaction	APIC Increase (Decrease)
Cash paid to repurchase notes	(564,648)
Less: Accrued interest	6,413
Less: Inducement expense	63,471
Subtotal	(494,764)
Derecognition of derivative asset	(23,132)
Carrying amount of notes converted	192,010
-	-
Repurchase of May 2025 Convertible Notes	**(325,886)**
Issuance of common stock	**458,235**
Increase to Additional Paid-in Capital	**132,349**

The following table reconciles the November 2025 Registered Direct Offering of $458,235 disclosed at Note 20 to the issuance of common stock of $687,071 reported in the Consolidated Statements of Shareholders' Deficit.

Component	Reference	Common Stock -Shares-	Common Stock -Amount-	Additional Paid-in Capitial	Total
Conversion of AFG Notes (Q3 2025)	10-Q (Q3 2025)	16,578,810	2	102,453	102,455
Conversion of AFG Notes (Q4 2025)	10-K Note 13	2,863,291	-	45,666	45,666
May 2025 Public Offering	10-K Note 20	21,562,500	2	81,073	81,075
November 2025 Registered Direct Offering	10-K Note 20	35,855,647	3	458,232	458,235
Equity offering costs	-	-	-	(360)	(360)
Issuance of common stock	**-**	**76,860,248**	**7**	**687,064**	**687,071**

Disclosures

During the year ended December 31, 2025, there were no changes to the stated conversion price or conversion rate of the May 2025 Convertible Notes. The inducement was effected through the transfer of incremental consideration in connection with the November 2025 transactions, rather than through amendments to the stated conversion terms.

In response to the Staff’s comment, any future changes to stated conversion prices or conversion rates will be disclosed in accordance with ASC 470-20-50-1E. The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures. We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (732) 225-8400 Ext.7652 or by email at NKroeker@eose.com. /s/ Nathan Kroeker Nathan Kroeker Interim Chief Financial Officer cc: Michael Silberman, Chief Legal Officer and Corporate Secretary Roshni Banker Cariello, Davis Polk & Wardwell LLP

Exhibit 1: Fair Value of Consideration Issuable Under Existing Conversion Privileges (amounts in thousands) Description Reference Amount Principal (Conversion Amount) 1 200,000 Conversion Rate 2 196.0784 Shares (Qty.) 3=1/1000*2 39,216 EOSE closing share price on November 19, 2025 4 $ 12.78 Fair value of total conversion consideration 5=3*4 $ 501,177 Conversion Value (per $1,000) 6=2*4 2,506 Less: Specified Dollar Amount 7 215 Cash Amount ($) 8=1/1000*7 $ 43,000 Share Amount ($) 9=5-8 458,177 Shares (Qty.) =9/4 35,851 For purposes of evaluating the form and amount of consideration issuable under the existing conversion privileges in accordance with ASC 470-20-40-13A, the Company assumed Combination Settlement with a cash settlement amount “Specified Dollar Amount” of $215 per $1,000 of principal, consistent with the form of consideration transferred in the induced conversion. The noteholders would have been entitled upon conversion to consideration with a fair value of $501,177, consisting of approximately $43,000 in cash and 35.9 million shares of common stock.